Management's Discussion and Analysis

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024

Management Discussion and Analysis
For the three and six months ended June 30, 2024 (All amounts are in USD with tabular amounts in thousands of USD)

Cautionary Note
Forward-Looking Information
This MD&A contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, planned expenditures and plans related to its business and other matters that may occur in the future. In addition, these statements include, but are not limited to: the future price of commodities; the estimation of Mineral Resource and Mineral Reserve Estimates; the realization of Mineral Resource and Mineral Reserve Estimates; the timing and amount of estimated future production; costs of production; capital expenditures; costs and timing of the development of new deposits; timing of completion of exploration programs; technical reports and studies; the success of exploration and development activities and mining operations; future financings, the Company’s share price and on the timing and completion of exploration programs, the productivity and timing of mine operation activities; permitting timelines; currency fluctuations; requirements for additional capital; government regulation of exploration and production operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; completion of acquisitions and their potential impact on the Company and its operations; limitations on insurance coverage; maintenance of adequate internal control over financial reporting; and the development and advancement of the Company’s environmental, social, and corporate governance strategy.
Forward-looking statements are made based upon certain assumptions and other important factors that, while considered reasonable by the Company, are inherently subject to significant business economic, competitive, political and social uncertainties and contingencies. The Company has made assumptions based on many of these factors which include, without limitation: the Company’s expectations of future performance, including gold and silver production and planned work programs; present and future business strategies; the environment in which the Company will operate in the future, including the price of gold and silver; currency exchange rates; estimates of capital and operating costs; production estimates; Mineral Resource and Mineral Reserve Estimates, and metallurgical recoveries; and mining operational and development risks. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made.
Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: fluctuating prices and availability of commodities; price inflation of goods and services; the timing and content of work programs; interest rate risks; global market conditions; fluctuations in the Company’s share prices; results of exploration activities; the interpretation of drilling results and other geological data; reliability of Mineral Resource and Reserve estimates; receipt, maintenance and security of permits and mineral property titles; enforceability of contractual interests in mineral properties; environmental and other regulatory risks; the effects of climate change; compliance with changing environmental regulations; dependence on local community relationships; risks of local violence; risks related to natural disasters, terrorism, civil unrest, public health concerns (including the impact on operations of health epidemics or outbreaks of communicable diseases such as the COVID-19 pandemic) and other geopolitical uncertainties; reliability of costs estimates; project cost overruns or unanticipated costs and expenses; precious metals price fluctuations; fluctuations in the foreign exchange rate (particularly Mexican peso ("MXN"), Canadian dollar ("CAD"), and United States dollar("USD")); risks associated with taxation in multiple jurisdictions; uncertainty in the Company’s ability to fund the exploration and development of its mineral properties or the completion of further exploration programs; uncertainty as to whether the Company’s exploration programs will result in the discovery, development or production of commercially viable ore bodies or yield reserves; operational, health and safety risks; infrastructure risks; risks associated with costs of reclamation; development plans and costs differing materially from the Company’s expectations; risks and uncertainties related to the timing of mine operation activities; risks related to mineral properties being subject to prior unregistered agreements, transfers, claims, and other defects in title; uncertainty in the ability to obtain financing if required; maintaining adequate internal control over financial reporting; dependence on key personnel; and general market and industry conditions. This list is not exhaustive of the factors that may affect the Company’s forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.
The Company’s forward-looking statements are based on beliefs, expectations, and opinions of management on the date the statements are made. While the Company has attempted to identify important factors that could cause actual actions, events, or results to differ from those described in forward-looking statements, there may be factors that cause actions, events, or results not to be as anticipated, estimated, or intended. The Company undertakes no obligation to update or

Management Discussion and Analysis
For the three and six months ended June 30, 2024 (All amounts are in USD with tabular amounts in thousands of USD)
revise any forward-looking statements included in this MD&A if these beliefs, expectations and opinions or other circumstances should change, except as otherwise required by applicable law.
Cautionary Note to U.S. Investors
This MD&A includes Mineral Resource and Reserve classification terms that comply with reporting standards in Canada and the Mineral Resource and Reserve estimates are made in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the United States Securities and Exchange Commission (the "SEC") applicable to domestic United States reporting companies. Consequently, Mineral Resource and Reserve information included in this MD&A may not be comparable to similar information that would generally be disclosed by United States domestic reporting companies subject to the reporting and disclosure requirements of the SEC. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with US standards.
Qualified Person
Technical information contained in this MD&A has been prepared by or under the supervision of N. Eric Fier, CPG, P.Eng., and Chief Executive Officer of the Company, who is a Qualified Person for the purpose of NI 43-101.

Management Discussion and Analysis
For the three and six months ended June 30, 2024 (All amounts are in USD with tabular amounts in thousands of USD)

Management Discussion and Analysis
For the three and six months ended June 30, 2024 (All amounts are in USD with tabular amounts in thousands of USD)

1. Introduction
This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand SilverCrest Metals Inc. (“SilverCrest”, “we”, “our” or the “Company”), our liquidity, capital resources, and operational and financial performance as at, and for the three and six months ended June 30, 2024, in comparison to the corresponding prior-year periods.
This MD&A should be read in conjunction with the Company's unaudited condensed interim consolidated financial statements and notes (the "Financial Statements"), prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) applicable to the preparation of interim financial statements under International Accounting Standard 34 Interim Financial Reporting (“IAS 34”), for the three and six months ended June 30, 2024.
This MD&A should also be read in conjunction with the Company’s audited consolidated financial statements and notes for the year ended December 31, 2023 (the “2023 Annual Financial Statements”), related annual MD&A, Form 40-F/Annual Information Form, and other continuous disclosure materials available on our website at www.silvercrestmetals.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, as applicable (for avoidance of doubt, unless specifically noted, no items from these or other websites mentioned in this MD&A are incorporated by reference).
All amounts in this MD&A and the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2024 are presented in United States dollars (“USD”) unless identified otherwise.
The following are other abbreviations used throughout this MD&A: Au (gold), Ag (silver), AgEq (silver equivalent), oz (ounces), koz (kilo-ounces), gpt (grams per tonne), kt (kilotonne), km (kilometres), tpd (tonnes per day) and VAT (value added tax).
The AgEq ratio used in this MD&A is based on the gold to silver ratio of 79.51:1 from the technical report titled “Las Chispas Operation Technical Report” dated September 5, 2023 with an effective date of July 19, 2023 (the “2023 Technical Report”).
The effective date of this MD&A is August 7, 2024.
Non-GAAP Financial Measures
This MD&A refers to various non-GAAP measures which are used by the Company to manage and evaluate operating performance at the Company's Las Chispas mine and though widely reported in the mining industry as benchmarks for performance, do not have standardized meanings under IFRS Accounting Standards, and the methodology by which these measures are calculated may differ from similar measures reported by other companies. To facilitate a better understanding of these non-GAAP measures as calculated by the Company, additional information has been provided in this MD&A. Please refer to the section of this MD&A entitled “Non-GAAP Financial Measures” for a detailed description, and a reconciliation to the most comparable GAAP measure, of the following measures used in this MD&A:
•Average realized gold and silver price
•Sustaining and non-sustaining capital expenditures
•Free cash flow & free cash flow per share (basic)
•Working capital
•Operating cash flow before change in working capital & Operating cash flow before change in working capital per share (basic)
•Operating cash flow per share (basic)
•Treasury assets
•Cash costs
•All-in sustaining costs ("AISC")

2. Description of Business
SilverCrest is a Canadian-based precious metals producer headquartered in Vancouver, BC. The Company's principal focus is operating its Las Chispas silver and gold operation ("Las Chispas" or the "Las Chispas Operation" or the "Las Chispas Mine"). SilverCrest has an ongoing initiative to increase its asset base by expanding current Mineral Resource and Reserve Estimates, acquiring, discovering and developing high value precious metal projects, and ultimately operating multiple silver-gold mines in the Americas. The Company is listed on the Toronto Stock Exchange (Symbol: SIL) and on the NYSE-American (Symbol: SILV).

SILVERCREST METALS INC.	5

Management Discussion and Analysis
For the three and six months ended June 30, 2024 (All amounts are in USD with tabular amounts in thousands of USD)

3. Highlights
The following highlights refer to free cash flow, cash costs, AISC, operating cash flow before changes in working capital, and treasury assets which are described in more detail in section "9. Non-GAAP Financial Measures" of this MD&A.
Q2 2024
•Recovered 15,303 ounces oz Au and 1.5 million oz silver Ag, or 2.7 million oz AgEq.
•Sold 14,500 oz Au and 1.4 million oz Ag, or 2.6 million oz AgEq, for H1 2024 sales to 29,500 oz Au and 2.8 million oz Ag, or 5.2 million oz AgEq, resulting in an increase to 2024 sales guidance to 10 to 10.3 million oz AgEq. Average realized prices for the quarter were $2,237 per oz Au and $27.84 per oz Ag.
•Record quarterly revenue of $72.7 million exceeded revenue of $63.6 million in Q1 2024.
•Record mine operating earnings of $41.5 million (57% operating margin), exceeded the $37.5 million generated in Q1 2024.
•Net earnings of $6.5 million or basic earnings of $0.04 per share ($33.9 million or $0.23 per share in Q1 2024) was negatively impacted by non-cash deferred tax expense of $14.3 million and foreign exchange losses of $2.8 million which were as a result of the depreciation of the peso following the Mexican general election in early June.
•Cash costs of $8.87 per oz AgEq in the quarter and $7.98 per oz AgEq in H1 2024 were below initial guidance, allowing for a reduction to 2024 guidance to $9.25 to $9.75 per oz AgEq.
•AISC of $16.88 per oz AgEq increased from Q1 2024, as expected, due largely to the advancement of mine development and projects, and a $1.0 million impairment of materials and supplies inventories recorded during the quarter. H1 2024 AISC of $14.89 per oz AgEq was also below initial annual guidance, allowing for a reduction to 2024 guidance to $14.90 to $15.75 per oz AgEq.
•Mining rates increased to 1,099 tpd, benefiting from maintaining two mining contractors at site through the quarter.
•Operating cash flow was $39.6 million and operating cash flow before changes in working capital was $31.8 million or $0.22 per share. Both figures are net of the payment of taxes and duties, which totaled $14.4 million.
•Free cash flow generation of $24.3 million or $0.16 per share for the quarter, an increase of $35.7 million from Q1 2024.
•Increased retained earnings by 30% to $28.0 million, from $21.5 million at the end of Q1 2024.
•Ended the quarter with treasury assets totaling $122.3 million ($98.3 million cash and $24.0 million in bullion) an increase of 34% from $91.1 million at the end of Q1 2024.

4. Revised 2024 Guidance
In H1 2024 silver equivalent sales totaled 5.2 million oz AgEq with cash costs and AISC averaging $7.98 per oz AgEq and $14.89 per oz AgEq, respectively.
Based on strong results in the first half of 2024 and our outlook for the remainder of the year, the Company is improving the guidance range for AgEq oz sales to 10.0 to 10.3 million oz. The Company is also lowering its full-year 2024 cash costs estimate to be between $9.25 and $9.75 per AgEq sold (1) and lowering its AISC estimate to be between $14.90 and $15.75 per oz AgEq sold (1).

Guidance Metric	Unit	2024 Original Guidance	2024 Revised Guidance
AgEq Ounces	million oz sold	9.8 to 10.2	10.0 to 10.3
Cash Costs (1)	$/oz AgEq sold	$9.50 to $10.00	$9.25 to $9.75
AISC (1)	$/oz AgEq sold	$15.00 to $15.90	$14.90 to $15.75
(1)Cash costs and AISC are described in more detail in section "9. Non-GAAP Financial Measures" of this MD&A.
2024 sustaining capital guidance of $40.0 million to $44.0 million and exploration guidance of $12.0 million to $14.0 million remain unchanged.

SILVERCREST METALS INC.	6

Management Discussion and Analysis
For the three and six months ended June 30, 2024 (All amounts are in USD with tabular amounts in thousands of USD)

5. Environmental, Social, and Governance ("ESG")
In Q2 2024 SilverCrest achieved 90% completion of the latest phase of the reconstruction of the local sewage system in Arizpe. In the quarter 2.5 kilometres for agricultural irrigation pipelines and 0.25 of 0.50 kilometres of aqueduct rehabilitation were completed ahead of the rainy season in Sonora which will limit work through September.
Subsequent to quarter, SilverCrest released its second annual ESG Report. The 2023 ESG Report supports the Company’s ongoing efforts to make a valuable difference in the lives of stakeholders in the communities in which it operates. By identifying initiatives and earmarking funds through materiality assessments, a TCFD report and community engagement, efforts are concentrated on projects with potential for the most positive impact. Notably, as a direct result of SilverCrest’s water stewardship plan designed to address water scarcity in the region and improve reliability of water access, many local farmers and ranchers have established second planting seasons, boosting income potential and developing agricultural resilience.

6. Operating Performance
The following operating performance refers to operating cash flow per share (basic), free cash flow, free cash flow per share (basic), cash costs, AISC, and treasury assets which are described in more detail in section "9. Non-GAAP Financial Measures" of this MD&A.

		Three months ended June 30,		Six months ended June 30,
OPERATIONAL	Unit	2024	2023	2024	2023
Ore mined	tonnes	100,019	74,400	185,756	138,000
Underground development	km	4.7	3.4	8.8	6.3
Ore milled(1)	tonnes	110,645	107,900	204,018	212,300
Average daily mill throughput	tpd	1,216	1,186	1,121	1,173

Gold
Average grade	gpt	4.36	4.84	4.64	4.46
Recovery	%	98.6%	98.4%	98.6%	98.0%
Recovered	oz	15,303	16,500	30,022	29,800
Sold	oz	14,500	13,400	29,500	27,600

Silver
Average grade	gpt	418	449	446	434
Recovery	%	98.3%	97.9%	98.1%	95.1%
Recovered	million oz	1.46	1.53	2.87	2.82
Sold	million oz	1.45	1.45	2.85	2.81

Silver equivalent
Average grade	gpt	765	834	815	789
Recovery	%	98.4%	98.1%	98.3%	96.4%
Recovered	million oz	2.68	2.84	5.26	5.19
Sold	million oz	2.60	2.52	5.19	5.01

SILVERCREST METALS INC.	7

Management Discussion and Analysis
For the three and six months ended June 30, 2024 (All amounts are in USD with tabular amounts in thousands of USD)

		Three months ended June 30,		Six months ended June 30,
FINANCIAL	Unit	2024	2023	2024	2023
Revenue	$ millions	$72.7	$62.0	$136.4	$120.0
Cost of sales	$ millions	$(31.3)	$(23.7)	$(57.4)	$(46.1)
Mine operating earnings	$ millions	$41.5	$38.3	$79.0	$73.9
Earnings for the period	$ millions	$6.5	$23.7	$40.4	$50.9
Earnings per share (basic)	$/share	$0.04	$0.16	$0.27	$0.35
Operating cash flow	$ millions	$39.6	$54.7	$38.5	$81.3
Operating cash flow per share (basic)	$/share	$0.27	$0.37	$0.26	$0.55
Free cash flow	$ millions	$24.3	$44.6	$13.0	$66.0
Free cash flow per share (basic)	$/share	$0.16	$0.30	$0.09	$0.45
Cash costs(2)	$/oz AgEq	$8.87	$7.44	$7.98	$7.40
AISC(2)	$/oz AgEq	$16.88	$12.65	$14.89	$11.78
				June 30, 2024	December 31, 2023
Cash and cash equivalents	$ millions			$98.3	$86.0
Bullion	$ millions			$24.0	$19.2
Treasury assets	$ millions			$122.3	$105.2
(1)Ore milled includes material from stockpiles and ore mined.
(2)Q1 2023 and H1 2023 figures have been recast to align with the presentation of the current period. For the three and six months ended June 30, 2024, cash costs increased by $0.1 million and $2.2 million, respectively, from the exclusion of adjustments for corporate salaries and other expenses, and changes in inventories.
Mine
In Q2 2024, the Company mined 100,019 tonnes from the underground, which was 34% higher than the 74,400 tonnes mined in Q2 2023. The Company also completed 4.7 km of horizontal and vertical underground development in Q2 2024 compared to 3.4 km in Q2 2023.
In H1 2024, the Company mined 185,756 tonnes from the underground, which was 35% higher than the 138,000 tonnes mined in H1 2023. The Company completed 8.8 km of horizontal and vertical underground development in H1 2024 compared to 6.3 km in H1 2023.
Mining rates and underground development continue to track above expected rates from the 2023 Technical Report as a direct result of the operational focus on ramp up efforts and having two underground mining contractors working simultaneously at Las Chispas, which has continued at the start of H2, 2024.
Plant
In Q2 2024, the mill processed 110,645 tonnes at 90.7% availability, above 107,900 tonnes at 89.3% availability in Q2 2023. In Q2 2024, average processed grades of 4.36 gpt Au and 418 gpt Ag, or 765 gpt AgEq, were above reserve grade and compared to Q2 2023 processed grades of 4.84 gpt Au and 449 gpt Ag, or 834 gpt AgEq. Average process recoveries in the quarter were 98.6% Au and 98.3% Ag, or 98.4% AgEq, another record for the plant and exceeded the 98.4% Au 97.9% Ag and 98.1% AgEq achieved in the comparable period.
In H1 2024, the mill processed 204,018 tonnes at 93.7% availability compared to 212,300 tonnes at 91.2% availability in H1 2023. In H1 2024, average processed grades of 4.64 gpt Au and 446 gpt Ag, or 815 gpt AgEq compared to grades of 4.46 gpt Au and 434 gpt Ag, or 789 gpt AgEq in H1 2023. Average process recoveries in H1 2024 of 98.6% Au and 98.1% Ag, or 98.3% AgEq, were higher than the recoveries of 98.0% Au and 95.1% Ag, or 96.4% AgEq achieved in H1 2023.
Production
In Q2 2024, the Company produced 2.68 million oz AgEq, compared to 2.84 million oz AgEq produced in the comparable period. This marginal decline in production resulted from slightly lower processed grades in the quarter.
In H1 2024, the Company produced 5.26 million oz AgEq, consistent with the 5.19 million oz AgEq produced in H1 2023.

SILVERCREST METALS INC.	8

Management Discussion and Analysis
For the three and six months ended June 30, 2024 (All amounts are in USD with tabular amounts in thousands of USD)
Sustaining Capital
In Q2 2024, the Company spent $15.3 million on sustaining capital, an increase from the $10.1 million spent in Q2 2023. In H1 2024, the Company spent $25.5 million on sustaining capital, an increase from the $15.3 million spent in H1 2023.
The increased sustaining capital resulted from an increase in underground mine development, the timing of some capital spending and the decision to maintain two underground mining contractors to accelerate ramp up of the underground.
Cash Costs and AISC
In Q2 2024, cash costs averaged $8.87 per oz AgEq, increasing from $7.44 per oz in Q2 2023. In H1 2024, cash costs averaged $7.98 per oz, increasing from $7.40 per oz in H1 2023, but below the initial cash cost guidance released for 2024.
In Q2 2024, AISC averaged $16.88 per oz AgEq, increasing from $12.65 per oz AgEq in Q2 2023. In H1 2024 AISC averaged $14.89 per oz AgEq, increasing from $11.78 per oz in H1 2023, but below the initial AISC guidance released for 2024.
The increase in cash costs and AISC for both periods is directly related to higher mining costs due to the continued ramp up of mining rates, and a $1.0 million impairment of materials and supplies inventories in the quarter. Also contributing to the increases were higher sustaining capital and increases in G&A primarily related to share-based compensation as a result of strong share price performance.
As discussed in the "Revised 2024 Guidance" section, 2024 cash cost and AISC guidance has been lowered to reflect strong H1 2024 performance on both metrics.
Exploration
The Company continued its exploration program at Las Chispas, focusing on converting high-potential Inferred resources to Indicated resources with additional focus on identifying new targets at Las Chispas and regionally. In Q2 2024, the program expenditures increased to $4.3 million from $2.8 million in Q2 2023. In H1 2024, the program expenditures increased to $8.9 million from $5.6 million in H1 2023. These program expenditures were in line with the plan for total spend within the 2024 guidance range of $12 million to $14 million.

SILVERCREST METALS INC.	9

Management Discussion and Analysis
For the three and six months ended June 30, 2024 (All amounts are in USD with tabular amounts in thousands of USD)

7. Financial Performance
Net earnings
During the three and six months ended June 30, 2024, net earnings were $6.5 million and $40.4 million, respectively, compared to net earnings of $23.7 million and $50.9 million for the three and six months ended June 30, 2023. Net earnings in Q2 2024 decreased primarily due to a high effective tax rate which was impacted by the depreciation of the Mexican peso, which impacted Mexican tax attributes, increasing the deferred tax expense. Current taxes were higher in Q2 2024 than year prior as a result of the utilization of all Mexican tax loss carryforwards in 2023 following strong operating performance since commercial production was achieved in Q4 2022 .
The following table summarizes the three and six month differences in net earnings in 2024 relative to the comparable period of 2023:

	Three months	Six months	Note
Net earnings, period ended June 30, 2023	$23,702	$50,867
Increased revenue	10,742	16,405	1
Increased production costs and government royalties	(4,350)	(4,411)
Increased depreciation	(3,197)	(6,928)
Increased cost of sales	$(7,547)	$(11,339)	2
Increased mine operating earnings	$3,195	$5,066
Increased income tax expense	(22,790)	(19,321)	3
Increased general and administrative expenses	(2,556)	(3,718)	4
Decreased other income	(1,375)	(25)	5
Decreased foreign exchange losses	5,890	5,137	6
Decreased interest and finance expense	362	1,416
Other	66	936
Net earnings, period ended June 30, 2024	$6,494	$40,358
1)Revenue
In Q2 2024, the Company sold 14,500 ounces of gold and 1.4 million ounces of silver at average realized prices of $2,237 per ounce of gold and $27.84 per ounces of silver, generating record revenue of $72.7 million. In Q2 2023, the Company sold 13,400 ounces of gold and 1.5 million ounces of silver at average realized prices of $1,991 per ounce of gold and $24.36 per ounce of silver, generating revenue of $62.0 million.
In H1 2024, the Company sold 29,500 ounces of gold and 2.8 million ounces of silver at average realized prices of $2,148 per ounce of gold and $25.64 per ounce of silver, generating revenue of $136.4 million. In H1 2023, the Company sold 27,600 ounces of gold and 2.8 million ounces of silver at average realized prices of $1,933 per ounce of gold and $23.70 per ounce of silver, generating revenue of $120.0 million.
The increase for the quarter and year-to-date periods was driven by higher gold and silver prices and higher quantities of gold sold.

	Realized Metal Prices ($ per oz)				Quantities of Metal Sold (oz)
	Three months ended June 30,		Six months ended June 30,		Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023	2024	2023	2024	2023
Gold	$2,237	$1,991	$2,148	$1,933	14,500	13,400	29,500	27,600
Silver	$27.84	$24.36	$25.64	$23.70	1,448,000	1,450,000	2,848,000	2,811,000
2)Cost of sales
In Q2 2024, cost of sales of $31.3 million was $7.5 million higher than $23.7 million in Q2 2023, which was largely due to a $4.3 million increase in production costs, and $3.2 million increase in depreciation. In H1 2024, cost of sales of $57.4 million was $11.3 million higher than $46.1 million in H1 2023, which was due to a $4.4 million increase in production costs, and $6.9 million increase in depreciation.

SILVERCREST METALS INC.	10

Management Discussion and Analysis
For the three and six months ended June 30, 2024 (All amounts are in USD with tabular amounts in thousands of USD)
In the quarter and year-to-date periods, the increase in production costs was due to higher tonnage and development as a result of site's ramp up efforts, including maintaining two contractors through the quarter, combined with a $1.0 million impairment of materials and supplies inventories in the quarter. The increased depreciation was due to sustaining capital invested in mine development and increased sales.
3)Income Tax Expense
In Q2 2024, income tax expense was $26.2 million, which was $22.8 million higher than the $3.4 million recognized during Q2 2023. In H1 2024, income tax expense was $27.9 million, or $19.3 million greater than the $8.6 million recognized during H1 2023.
In the quarter and year-to-date periods, the increased income tax expense was largely due to increased current tax expense from the utilization of all Mexican tax loss carryforwards in 2023 following strong operating performance, and increased deferred tax expense from a depreciation of the Mexican Peso following the Mexican general election, which reduced the Company's foreign denominated tax attributes.
4)General and administrative ("G&A") expenses
In Q2 2024, G&A expenses amounted to $5.4 million, an increase of $2.6 million compared to the $2.9 million recorded in Q2 2023. In H1 2024, G&A expenses totaled $10.1 million, an increase of $3.7 million from the $6.4 million recorded in H1 2023.
In the quarter and year-to-date periods, the increased G&A expenses were largely due to increased share-based compensation, which is sensitive to share price performance, as well as increased professional fees.
5)Other income
The Company recorded other expenses of $1.4 million in Q2 2024, as a result of $4.4 million in derivative losses, which were partially offset by $3.1 million in gains on bullion holdings. In H1 2024, the Company's $3.9 million in derivative losses were fully offset by $3.9 million in gains on bullion holdings. There were no amounts recorded in the corresponding quarter or year-to-date period of 2023, as the Company had not yet entered into foreign currency contracts or purchased bullion holdings at that time.
In both periods, derivative losses were recorded on foreign currency contracts due to the depreciation of the Mexican Peso following the Mexican general election. These losses were partially offset in the quarter and largely offset in the year-to-date period by gains on bullion holdings.
6)Foreign Exchange Losses
The Company determined the functional currency of its parent entity to be the Canadian Dollar ("CAD") until July 1, 2023, at which point the parent entity's functional currency changed to be USD.
In Q2 and H1 2023, the Company experienced significant foreign exchange losses due to translating foreign currency balances in the parent entity to CAD (functional currency) and then to USD (presentation currency). Under IFRS Accounting Standards, differences due to the translation to the functional currency are recorded in the income statement, while differences due to the translation back to the presentation currency are recorded in the currency translation reserve on the balance sheet.
The Company recognized foreign exchange losses of $2.8 million in Q2 2024, a decrease of $5.9 million compared to the $8.6 million loss reported in Q2 2023. In H1 2024, the Company recorded foreign exchange losses of $2.4 million, a decrease of $5.1 million from the $7.5 million expense recognized in H1 2023.
This reduction was due to the absence of significant foreign exchange losses in Q2 and H1 2024, as the Company's functional currency was USD, compared to CAD in the previous year. Current period foreign currency losses were attributed to the depreciation of the Mexican Peso following the Mexican General Election.

SILVERCREST METALS INC.	11

Management Discussion and Analysis
For the three and six months ended June 30, 2024 (All amounts are in USD with tabular amounts in thousands of USD)
Statement of Cash Flows
1)Operating activities
Cash flows provided by operations in Q2 2024 totaled $39.6 million, a $15.1 million decrease relative to the $54.7 million generated in Q2 2023. The decrease was primarily driven by income tax installments of $14.4 million made in Q2 2024 with no installments required in 2023 which was Las Chispas' first full year of commercial production.
Cash flows generated by operations in H1 2024 totaled $38.5 million, compared to $81.3 million in H1 2023. This difference was driven primarily by H1 2024 income tax payments of $40.6 million which included 2023 full-year tax payments and 2024 installments, with minimal payments and no installments required in the prior period.
2)Investing activities
Investing activities utilized $20.9 million of cash in Q2 2024, a $4.0 million increase from $16.9 million utilized in Q2 2023. This increase was due to $6.6 million in increased payments for mineral property, plant and equipment ("MPPE"), partially offset by a $3.1 million reduction in bullion purchases.
In H1 2024, investing activities utilized $35.6 million of cash, an $8.9 million increase compared to the $26.6 million utilized in H1 2023. This was primarily due to $13.5 million in increased payments for MPPE, partially offset by a $4.9 million reduction in bullion purchases.
The increased payments for MPPE were a result of higher sustaining capital development resulting from the Company's focus on ramping up the underground mine.
3)Financing activities
Financing activities generated $9.1 million of cash in Q2 2024, compared to $25.0 million of outflows in Q2 2023. In H1 2024, financing activities generated $9.7 million of cash, compared to $49.9 million outflows in H1 2023.
The cash inflows for the current quarter and year-to-date period were due to the exercise of stock options, while the cash outflows in the comparative periods were attributed to the repayment of the Term Facility.

8. Liquidity and Capital Position

Liquidity and Capital Measures	Jun 30, 2024	Dec 31, 2023	Change
Cash and cash equivalents	$98,320	$85,964	$12,356
Bullion	$24,026	$19,191	$4,835
Treasury assets(1)	$122,346	$105,155	$17,191
Working capital(2)	$168,029	$126,760	$41,269
(1)Treasury assets is a non-GAAP measure. Please refer to "9. Non-GAAP Financial Measures" section of the MD&A.
(2)Working capital, calculated as current assets less current liabilities, is a non-GAAP measure. Please refer to "9. Non-GAAP Financial Measures" section of the MD&A.
During the quarter ended June 30, 2024, the Company's working capital increased by $19.8 million, inclusive of a $31.2 million increased in treasury assets. The working capital increase was mainly due to the increase in treasury assets and the build-up of inventory, partially offset by decreases to receivables and increases to payables, tax liabilities, and derivative liabilities.
Management believes the Company has sufficient financial resources, including access to the undrawn $70 million revolving facility (the "Revolving Facility"), to cover its business for a period greater than 12 months, including capital expenditures, and meeting working capital requirements.
To ensure alignment with its capital needs, the Company develops annual budgets. These budgets are regularly reviewed and incorporate estimated production, exploration efforts, financing availability, and industry conditions.
The impact of inflation on the Company’s financial position, operating performance, or cash flows over the next 12 months cannot be determined with any degree of certainty due to a number of factors outside of the Company’s control. The Company attempts to mitigate inflationary risks through various strategies including, but not limited to, continuous balance sheet management in which the Company invests in assets in an attempt to generate a rate of return. As of June 30, 2024, the Company held bullion with a fair value of $24.0 million, (comprised of 3,184 gold ounces and 565,319 silver ounces).

SILVERCREST METALS INC.	12

Management Discussion and Analysis
For the three and six months ended June 30, 2024 (All amounts are in USD with tabular amounts in thousands of USD)
The cost basis of the bullion held as of June 30, 2024 was $19.6 million. The Company has strategically diversified its treasury assets into bullion to mitigate the effects of inflation on its cash reserves.
Outstanding Share and Option Amounts
As at June 30, 2024, the Company had approximately 3.1 million stock options outstanding (each exercisable for one common share of the Company), with exercise prices in the range of CAD $4.54 to CAD $12.63 and a weighted average life of 2.7 years. Approximately 1.7 million of the stock options were vested and exercisable at June 30, 2024, with an average weighted exercise price of CAD $9.98 per share.

The following table sets out the common shares and options outstanding as at the date of this MD&A:

Outstanding as at August 7, 2024
Common Shares	148,553,850
Options(1)	3,053,222
151,607,072
(1)Each option is convertible or exchangeable into one common share of the Company.

9. Non-GAAP Financial Measures
Management believes that the following non-GAAP financial measures will enable certain investors to better evaluate the Company's performance, liquidity, and ability to generate cash flow. These measures do not have any standardized definition under IFRS Accounting Standards, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Other companies may calculate these measures differently.
Average realized gold and silver price
Average realized gold and silver price per ounce is calculated by dividing the Company’s gross revenue from gold or silver sales for the relevant period by the gold or silver ounces sold, respectively. The Company believes the measure is useful in understanding the metal prices realized by the Company throughout the period. The following table reconciles revenue and metal sold during the period with average realized prices:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Gold revenue	32,432	26,680	63,355	53,356
Gold ounces sold during the period	14,500	13,400	29,500	27,600
Average realized gold price (per oz sold)	$2,237	$1,991	$2,148	$1,933

Silver revenue	40,309	35,319	73,032	66,626
Silver ounces sold during the period	1,448,000	1,450,000	2,848,000	2,811,000
Average realized silver price (per oz sold)	$27.84	$24.36	$25.64	$23.70

SILVERCREST METALS INC.	13

Management Discussion and Analysis
For the three and six months ended June 30, 2024 (All amounts are in USD with tabular amounts in thousands of USD)
Capital expenditures
Capital expenditures are classified into sustaining capital expenditures or non-sustaining capital expenditures depending on the nature of the expenditure. Sustaining capital expenditures are those required to support current production levels. Non-sustaining capital expenditures represent the capital spending at new projects and major, discrete projects at existing operations intended to increase production or extend mine life. Management believes this to be a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of AISC.
The following table reconciles payments for mineral properties, plant and equipment, and equipment leases to sustaining and non-sustaining capital expenditures:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Payments for mineral properties, plant and equipment	$19,544	$12,919	$34,348	$20,849
Payments for equipment leases	36	28	47	71
Total capital expenditures	19,580	12,947	34,395	20,920
Less: Non-sustaining capital expenditures	(4,327)	(2,844)	(8,913)	(5,636)
Sustaining capital expenditures	$15,253	$10,103	$25,482	$15,284
Free cash flow
Free cash flow, a non-GAAP financial metric, subtracts sustaining capital expenditures from net cash provided by operating activities, serving as a valuable indicator of our capacity to generate cash from operations post-sustaining capital investments. The following table reconciles this non-GAAP financial measure to the most directly comparable IFRS Accounting Standard measure.

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Operating cash flow (1)	$39,573	$54,716	$38,452	$81,333
Less: sustaining capital expenditures	(15,253)	(10,103)	(25,482)	(15,284)
Free cash flow	$24,320	$44,613	$12,970	$66,049
Free cash flow per share (basic)	$0.16	$0.30	$0.09	$0.45
Weighted average shares outstanding (basic)	147,728	147,231	147,341	147,216
(1)For the three and six months ened June 30, 2023, operating cash flow has been adjusted to include $0.5 million and $1.5 million, respectively, in interest paid and $1.4 million and $2.1 million, respectively, in interest received which was previously presented in financing and investing activities, respectively.
Working capital
Working capital is calculated as current assets less current liabilities. The Company uses working capital as a measure of the Company’s operational efficiency and short-term financial health.

SILVERCREST METALS INC.	14

Management Discussion and Analysis
For the three and six months ended June 30, 2024 (All amounts are in USD with tabular amounts in thousands of USD)
Operating cash flow before change in working capital
The Company uses operating cash flow before change in working capital to determine the Company’s ability to generate cash flow from operations, and is calculated by adding back the change in working capital to operating cash flow as reported in the consolidated statements of cash flows.

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Operating cash flow (1)	$39,573	$54,716	$38,452	$81,333
Less: change in working capital	(7,802)	(6,333)	10,933	2,211
Operating cash flow before change in working capital	$31,771	$48,383	$49,385	$83,544
Operating cash flow per share (basic)	$0.27	$0.37	$0.26	$0.55
Operating cash flow before change in working capital per share (basic)	$0.22	$0.33	$0.34	$0.57
Weighted average shares outstanding (basic)	147,728	147,231	147,341	147,216
(1)For the three and six months ened June 30, 2023, operating cash flow has been adjusted to include $0.5 million and $1.5 million, respectively, in interest paid and $1.4 million and $2.1 million, respectively, in interest received which was previously presented in financing and investing activities, respectively.
Treasury assets
SilverCrest calculates treasury assets as cash and cash equivalents plus bullion as reported in the consolidated statements of financial position. Management believes that treasury assets provide a useful measure of the Company's most liquid assets that can be used to settle short-term obligations or provide liquidity. Treasury assets are calculated as follows:

	June 30 2024	December 31 2023
Cash and cash equivalents	$98,320	$85,964
Bullion	24,026	19,191
Treasury assets	$122,346	$105,155
Cash costs
Cash costs are a non-GAAP financial metric which includes production costs, and government royalties. Management uses this measure to monitor the performance of its mining operation and ability to generate positive cash flow on a site basis.

SILVERCREST METALS INC.	15

Management Discussion and Analysis
For the three and six months ended June 30, 2024 (All amounts are in USD with tabular amounts in thousands of USD)
AISC
All-in sustaining costs, a non-GAAP financial measure, starts with cash costs and includes general and administrative costs, reclamation accretion expense and sustaining capital expenditures. Management uses this measure to monitor the performance of its mining operation and ability to generate positive cash flow on an overall company basis.
Cash costs and AISC are calculated as follows:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Production costs	$22,680	$18,402	$40,883	$36,440
Government royalties	386	314	576	608
Total cash costs (1)	23,066	18,716	41,459	37,048
General and administrative expenses	5,437	2,881	10,132	6,414
Reclamation accretion expense	140	116	276	223
Sustaining capital expenditures	15,253	10,103	25,482	15,284
Total AISC	$43,896	$31,816	$77,349	$58,969
Silver equivalent ounces sold (koz)	2,601	2,515	5,194	5,005
Cash costs (per AgEq sold)(1)	$8.87	$7.44	$7.98	$7.40
AISC (per AgEq sold)(1)	$16.88	$12.65	$14.89	$11.78
(1)2023 Figures have been recast to align with the presentation of the current period. For the three and six months ended June 30, 2023, cash costs increased by $0.1 million and $2.2 million, respectively, from the exclusion of adjustments for corporate salaries and other expenses, and changes in inventories.

10. Review of Quarterly Results
The following table sets out selected quarterly results over a period encompassing the most recently completed eight quarters. The most significant factors affecting results in the quarters presented were the commissioning of the Las Chispas plant during Q2 2022 with revenue, production costs and depreciation recognized starting in Q3 2022. Additionally, the Company's earnings were impacted by foreign exchange gains and losses on foreign denominated cash and cash equivalents and VAT receivables, in addition to a 80% effective tax rate for the three months ended June 30, 2024.

	Quarter Ended
	Q2 2024	Q1 2024	Q4 2023	Q3 2023
Revenue	$72,741	$63,646	$61,320	$63,828
Mine operating earnings	$41,488	$37,477	$36,947	$37,460
Earnings for the period	$6,494	$33,864	$35,917	$29,936
Earnings per common share - basic	$0.04	$0.23	$0.24	$0.20
Earnings per common share - diluted	$0.04	$0.23	$0.24	$0.20

	Quarter Ended
	Q2 2023	Q1 2023	Q4 2022	Q3 2022
Revenue	$61,999	$57,983	$40,791	$2,719
Mine operating earnings	$38,293	$35,606	$26,496	$1,924
Earnings for the period	$23,702	$27,165	$5,231	$25,212
Earnings per common share - basic	$0.16	$0.18	$0.03	$0.17
Earnings per common share - diluted	$0.16	$0.18	$0.04	$0.17

11. Related Party Transactions
The Company’s related parties include its subsidiaries, and key management personnel, which primarily consists of short-term employee benefits and share-based compensation. Transactions with the Company's subsidiaries have been eliminated on consolidation.

SILVERCREST METALS INC.	16

Management Discussion and Analysis
For the three and six months ended June 30, 2024 (All amounts are in USD with tabular amounts in thousands of USD)

12. Risks and Uncertainties
The Company is exposed to many risks in conducting its business such as, including but not limited to: financial instrument risks being: liquidity risk, price risk, credit risk, currency risk, and interest rate risk. Other risks include mineral project risk, income tax risk, and health crisis risk. These risks are described below.
Financial Instrument Risk
The Company is exposed to financial risks, including credit risk, liquidity risk, price risk, interest rate risk, and currency risk.
1)Credit Risk
Credit risk is the risk that a counterparty may fail to satisfy its performance obligations under the terms of a financial instrument. Credit risk results from cash and cash equivalents and trade and other receivables.
The Company manages credit risk on its cash and cash equivalents by diversifying these asset holdings with multiple highly rated financial institutions, including the Bank of Montreal ("BMO") and the Bank of Nova Scotia (“BNS”) in Canada and BNS in Mexico. Further, credit risk on trade and other receivables is managed by ensuring amounts are receivable from highly rated financial institutions. The Company has recognized nominal amount of credit losses with respect to trade and other receivables. For cash and cash equivalents and trade and trade and other receivables, credit risk exposure equals the carrying amount on the balance sheet.
2)Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. We manage liquidity risk through the ongoing monitoring of projected and actual cash flows. Our reporting, planning, and budgeting procedures play a crucial role in assessing the funds necessary to sustain both our regular operational needs, expansion and exploration initiatives. We consistently scrutinize both capital and operating expenses, actively seeking opportunities to reduce and limit non-essential expenditures. The Company also ensures its cash and cash equivalents are held with high quality financial institutions and available on demand. The Company also has access to its $70 million Revolving Credit Facility which remains undrawn at June 30, 2024.
3)Currency Risk
The functional and reporting currency of the Company including its subsidiaries is the United States dollar ("USD") and the Company reports results using USD; however, the Company operates in jurisdictions that utilize the Canadian dollar ("CAD") and Mexican peso ("MXN"). As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to these local currencies. Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by changes in local currencies relative to the USD.
In order to mitigate its exposure to currency risk, the Company has entered into option contracts designed to limit the effective exchange rate between the Mexican peso and US dollar. The notional value of open contracts as at June 30, 2024 totaled $97.9 million, with maturities from July 2024 until June 2025 and exchange rates between $17.31 and $18.57. During the three and six months ended June 30, 2024, the Company recorded total derivative losses of $4.4 million and $3.9 million, respectively.
4)Interest Rate Risk
Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates which will impact the yield generated on cash and cash equivalent balances and the interest rates paid on any drawn portion of the Company's Revolving Credit Facility, as noted in the MD&A section "8. Liquidity and Capital Position".
5)Price Risk
The Company is exposed to price risk on precious metals that impact the valuation of the Company’s derivative positions, comprised of gold and silver call options written, which has a direct and immediate impact on net earnings. The prices of precious metals are volatile and affected by many factors beyond the Company’s control, and there can be no assurance that precious metal prices will not be subject to wide fluctuations in the future. A substantial or extended change in precious metal prices could have an adverse effect on the Company’s financial position, income, and cash flows.

SILVERCREST METALS INC.	17

Management Discussion and Analysis
For the three and six months ended June 30, 2024 (All amounts are in USD with tabular amounts in thousands of USD)
Mineral Project Risk
The Company is exposed to risk factors inherent in operating a precious metals mine. The commercial viability of these operations hinges on various elements, including mining and processing costs, deposit characteristics such as size, grade, and infrastructure accessibility, as well as the cyclical nature of metal prices and governmental regulations. Factors such as flooding, permit issues, infrastructure failures, and community-related concerns also pose threats to our mining operation. While the precise impact of these factors is uncertain, their convergence could render the mine economically unfeasible, potentially leading to closure.
Income Tax and VAT Risk
In the normal course of business, the Company is subject to assessment by taxation authorities in various jurisdictions. VAT, income tax provisions and income tax filing positions (together "Tax") require estimates and interpretations of income tax rules and regulations of the various jurisdictions in which the Company operates and judgments as to their interpretation and application to the Company's specific situation. The Company's business and operations of the business and operations of its subsidiaries is complex, and the Company has, historically, undertaken a number of significant financings and other material transactions. While the Company's management believes that the provision for Taxes is appropriate and in accordance with IFRS Accounting Standards and applicable legislation and regulations, Tax filing positions are subject to review and adjustment by taxation authorities, which may challenge the Company's interpretation of the applicable tax legislation and regulations. Any review or adjustment may have a material adverse effect on the Company's financial condition.
The introduction of new Tax laws, Tax reforms, regulations or rules, or changes to, or differing interpretation of, or application of, existing Tax laws, regulations or rules in Canada or México or any other countries in which the Company's subsidiaries may be located, or to which shipments of products are made, could result in an decrease or increase in the Company's Taxes receivables or payables, respectively, or other governmental charges, interest and penalties, duties or impositions. No assurance can be given that new Tax laws, tax reforms, regulations or rules will not be enacted or that existing Tax laws, regulations or rules will not be changed, interpreted or applied in a manner which could result in the Company's profits being subject to additional taxation, interest and penalties, or which could otherwise have a material adverse effect on the Company.
Health Crises Risk
Global markets, including the mining industry, have faced adverse impacts from emerging infectious diseases, notably the recent COVID-19 pandemic. A significant resurgence or continued outbreaks of COVID-19 or other health pandemics could trigger a widespread crisis, leading to economic downturns affecting many countries. Such volatility in global economic conditions could adversely affect commodity prices, demand for metals, credit availability, investor confidence, and overall financial market liquidity, thereby impacting the Company's business operations and the market value of its securities. Moreover, inadequate responses to infectious diseases or government-imposed restrictions may disrupt mining operations, leading to labor shortages, supply chain disruptions, and regulatory challenges. Given the uncertainties surrounding the geographic spread and duration of outbreaks, the Company cannot accurately predict the extent of the impact on its operations or financial results.
Given that the Company operates internationally, determining how the Company may be impacted or when operations may return to normal is complex. Any new outbreaks or the persistence of existing ones present substantial risks to the Company's business and operational performance. Hence, continuous monitoring of global health situations and implementing responsive measures are crucial for mitigating potential adverse effects.
Besides the risks discussed elsewhere in this MD&A, there are other risks and uncertainties that have affected the Company's financial statements or that may affect them in the future. See "Risk Factors" in the Company's AIF for other risks affecting or that could potentially affect the Company.
Macroeconomic Risk
Global financial markets have experienced extreme volatility as a result of the recent COVID-19 pandemic and current geopolitical conflicts. Events in global financial markets, and the volatility of global financial conditions, will continue to have an impact on the global economy. Many industries, including the mining sector, are impacted by financial markets. Some of the key impacts of financial market turmoil include devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity. Financial institutions and large corporations may be forced into bankruptcy or need to be rescued by government authorities. Access to financing may also be negatively impacted by future liquidity crises throughout the world. These factors may impact the Company’s ability to obtain equity or debt financing and, where available, to obtain such financing on terms favorable to the Company. Increased levels of

SILVERCREST METALS INC.	18

Management Discussion and Analysis
For the three and six months ended June 30, 2024 (All amounts are in USD with tabular amounts in thousands of USD)
volatility and market turmoil could have an adverse impact on the Company’s operations and planned growth and the trading price of the securities of the Company may be adversely affected.
Bullion Risk
The Company has strategically allocated funds into physical gold and silver bullion, aiming to establish a stable store of value to counteract the effects of inflation on its cash reserves. These bullion holdings are recorded at fair value, with any resulting gains or losses reflected in the Consolidated Statement of Earnings. Due to the inherent volatility in precious metal prices, there is no guarantee that these bullion investments will effectively shield against inflation. In fact, fluctuations in market prices may lead to potential mark-to-market losses.

13. Material Accounting Policies, Standards and Judgements
During the year ended December 31, 2023, the Company retrospectively applied an accounting policy change. This adjustment involved the inclusion of cash flows from both interest paid and received within operating activities in the consolidated statements of cash flows. This decision was made as the Company views these forms of financing and investment to be for the benefit of operations, in consideration of a full year of production. The following table provides a reconciliation of the impact of the accounting policy change on the amounts presented for the three and six months ended June 30, 2023:

	Three months	Six months
Interest paid(1)	(455)	(1,532)
Interest received(2)	1,363	2,084
(1)Previously presented as loan interest payments included in financing activities.
(2)Previously presented in investing activities.
The accounting policies applied in the preparation of the unaudited condensed interim consolidated financial statements as at and for the three and six months ended June 30, 2024, are consistent with those applied and disclosed in the 2023 Annual Financial Statements with the exception of the mandatory adoption of certain amendments noted below:
Application of New and Revised Accounting Standards
Presentation of Financial Statements (Amendments to IAS 1)
We have adopted the amendments to IAS 1 Presentation of Financial Statements regarding the classification of liabilities as current or non-current based on contractual rights that are in existence at the end of the reporting period and affected by expectations about whether an entity will exercise its right to defer settlement. A liability not due over the next twelve months is classified as non-current even if management intends or expects to settle the liability within twelve months. The amendment also introduces a definition of ‘settlement’ to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendment issued in October 2022 also clarifies how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. Covenants to be compiled with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. The amendments are effective for annual reporting periods beginning on or after January 1, 2024. These amendments did not have a material impact on the Company.
Accounting Standards Issued but Not Yet Applied
Presentation and Disclosure in Financial Statements (IFRS 18)
IFRS 18 has been issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1, impacts the presentation of primary financial statements and notes, mainly the income statement where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. IFRS 18 will require management-defined performance measures to be explained and included in a separate note within the consolidated financial statement. The standard is effective for financial statements beginning on January 1, 2027, including interim financial statements and requires retrospective application. The Company is currently assessing the impact of this amendment.
There are no other standards or amendments or interpretations to existing standards issued but not yet effective that are expected to have a material impact on the Company.

SILVERCREST METALS INC.	19

Management Discussion and Analysis
For the three and six months ended June 30, 2024 (All amounts are in USD with tabular amounts in thousands of USD)

14. Disclosure and Internal Control Procedures
Management is responsible for establishing and maintaining effective internal control over financial reporting and disclosure controls and procedures as defined in our 2023 annual MD&A.
The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS Accounting Standards. Disclosure controls and procedures are designed to provide reasonable assurance that other financial information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the Company.
Together, the internal control over financial reporting and disclosure controls and procedures frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.
There were no changes in the Company’s internal control over financial reporting and disclosure controls and procedures during the three and six months ended June 30, 2024 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
The Company's management, at the direction of the CEO and CFO, will continue to assess the effectiveness of the Company's internal control over financial reporting and disclosure controls and procedures, and may make modifications if required.

SILVERCREST METALS INC.	20